Exhibit 99.71

NEWS RELEASE

Gunnison Copper Project PEA Technical Report Reporting Post-Tax NPV8 of

~US$2.0 Billion and IRR of 22.5% is now Filed

March 31, 2026

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) has filed the National Instrument 43-101 technical report (the “Technical Report”) with an effective date of March 18, 2026 for the updated Preliminary Economic Assessment (“PEA” or “2026 PEA”) on its 100%-owned Gunnison Copper Project located in the Cochise Mining District, Arizona, United States (the “Project”). The Technical Report is available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile and on the Company’s website. All dollar amounts are in US dollars and “tons” refer to U.S. short tons (1 short ton equals approximately 0.91 metric tonnes or 2000 lbs).

Per the Company’s press release dated February 25, 2026, the PEA outlines a large-scale, long-life copper project utilizing open-pit mining and heap leach SXEW processing to produce copper cathode onsite for an impactful contribution to refined copper supply in the United States. The Project has robust economics, including an after-tax NPV8 of approximately US$2.0 billion, an internal rate of return of 22.5%, and a payback period of 3.9 years at a base case copper price of $4.60/lb.

Highlights:

●	Conventional open pit, heap leach, SX/EW operation producing 99.999% pure copper cathode intended to supply United States energy, data center, manufacturing, and defense supply chains

●	Straightforward mine plan consists primarily of oxide copper mineralized material with a life of mine material placed on the leach pad of 541 million tons at 0.43% total copper grade, including 25 million tons at 0.85% total copper grade from the Strong & Harris satellite deposit

●	Primary crushing on all, and secondary crushing on some material to improve copper recoveries

●	Average annual copper cathode production of 174 million pounds (“lbs”) (87 thousand tons) for the first 15 years; enough to potentially supply over 11% of the current United States domestic refined copper metal production from mineralized material[1]. Total copper produced 3.2 billion lbs over a 21 year mine life.

●	Cash costs of $1.70, Sustaining Cash Costs of $2.00, and All-In Sustaining Cash Costs of $2.05 per pound of copper produced are in the lower half of the cost curve for copper mines globally

●	Robust project economics in a variety of copper price environments, including $4.60/lb base case:

Copper Price Assumptions		$4.60/lb Cu Consensus	$5.75/lb Cu SPOT[2]
Net Present Value @ 8% (after-tax)	$M	1,959	3,227
Internal Rate of return (after-tax)%		22.5%	31.8%
Payback Period	# years	3.9	2.6
Av Annual Free Cash Flow (Y1-Y15)	$M	366	514

1 Based on USGS reported 2025 primary refined copper production of 790Ktons;

2 COMEX spot price at Feb 22, 2026

●	Significant economic impact to Cochise County, State of Arizona, and the United States nationally through creation of over 112,744 job years, $558 million in state and local county taxes, $1.43 billion in federal taxes, and $21.9 billion in total economic output, based on an Independent Economic Impact Study conducted by the Eller Partnerships Office at the University of Arizona.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 1: Key Valuation Metrics at $4.60/lb Copper Price Base Case

Valuation Metrics (Unlevered)	Unit	2026 PEA
Net Present Value @ 8% (after-tax)	$ millions	1,959
Net Present Value @ 10% (after-tax)	$ millions	1,419
Internal Rate of return (after-tax)%		22.5%
Payback Period	# years	3.9
EBITDA[1] (annual average Y1-Y15)	$ millions	486
EBITDA[1] (annual average Y1-Y21)	$ millions	435
Free Cash Flow1 (annual average Y1-Y15)	$ millions	366
Free Cash Flow1 (annual average Y1-Y21)	$ millions	329

1.	Non-IFRS financial measure; see “Non-IFRS Financial Measures”.

Table 2: Key Project Metrics

Project Metrics	Unit	2026 PEA
Construction Period	# months	24
Life of Mine	# years	21
Strip Ratio	Waste : Feed	2.56
Mineralized Material Mined	millions tons	641
Limestone Mined	millions tons	133
Alluvium-Gravel waste	millions tons	1,007
Hard-Rock waste	millions tons	501
Copper Grade placed on Heap	% CuT	0.43%
Average Annual Crusher Throughput (Max)	millions tons	40
Recoveries	% CuT	68%
Oxide / Enriched Recoveries	% CuTSol	90.2%
Primary Sulfide Recoveries (years 10 to 21)	% CuSu	59.9%
Recovered Copper Cathode	millions lbs	3,187
Average Annual Copper Production (years 1-15)	millions lbs	174
Initial Capital (including contingency)	$ millions	1,556
Initial Capital Excluding Acid Plant	$ millions	1,273
Capital Intensity[1]	$/ton Cu Capacity	17,609
Capital Intensity Excluding Acid Plant	$/ton Cu Capacity	14,411
Profitability Ratio	$/ton Cu Capacity	1.26
Expansion Capital (including contingency)	$ millions	682
Sustaining Capital[2]	$ millions	587
Cash Cost (C1)[3]	$/lb Cu	1.70
Sustaining Cash Cost[4]	$/lb Cu	2.00
All-In Sustaining Cash Cost[5]	$/lb Cu	2.05

1.	Capital intensities are calculated as initial capital, divided by maximum annual copper cathode plant capacity of 88.3 Ktons. Expansion capital is expenditures to either build new facilities, for example the cement plant built in years 4-5, or to expand the capacity of initial facilities, for example increased capacity of leach pad
2.	Sustaining Capital are expenditures to maintain initial facilities. Includes $186 million in deferred stripping costs. Includes sustaining capital for both the copper plant and the cement plant
3.	Cash Cost includes mine operating, crushing and leaching, process plant operating, and general and administrative costs (“G&A”)
4.	Sustaining Cost includes Cash Cost, Sustaining Capex, Deferred Stripping, and Royalties
5.	All-In Sustaining Cost (AISC) includes Sustaining Cost, Property Taxes, Severance Taxes, and Closure Costs. It excludes expansion and initial capital, and income taxes

2

Table 3: Report Sensitivities to the Copper Price

Copper Price Sensitivities	Units	$4.25/lb	$4.60/lb	$5.00/lb	$5.50/lb	$6.00/lb	$6.50/lb	$7.00/lb
NPV8	M$	1,566	1,959	2,403	2,953	3,500	4,043	4,586
IRR	%	19.55%	22.51%	25.81%	29.84%	33.73%	37.47%	41.12%
Project Payback	years	5.2	3.9	3.3	2.8	2.5	2.2	2.0
LOM Cu Gross Revenue	M$	13,364,882	14,484,547	15,764,165	17,363,687	18,963,209	20,562,731	22,162,253
LOM EBITDA	M$	13,520,441	14,588,504	15,808,666	17,333,310	18,857,478	20,381,280	21,904,794
FCF - Unlevered (post-tax)	M$	9,031,003	9,867,503	10,818,120	12,005,261	13,192,045	14,378,553	15,564,846

Mineral Resource Estimate

The Gunnison Deposit Mineral Resources are classified in order of increasing geological and quantitative confidence into Inferred, Indicated, and Measured categories in accordance with the “CIM Definition Standards – For Mineral Resources and Mineral Reserves” and therefore Canadian National Instrument 43-101.

Table 4: Combined Oxide, Transitional, and Sulfide Resources

Total Resources (Oxide + Transitional + Sulfide)
Resource Class	Short Tons (millions)	Total Cu (%)	Cu Pounds (millions)
Measured	191.5	0.37	1,423
Indicated	654.5	0.31	3,768
Measured + Indicated	846.1	0.33	5,190
Inferred	94.0	0.21	397

Notes:

1.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2.	Mineral Resources are reported within an optimized pit at a 0.05% total copper cut-off for oxide and transition material, and 0.1% cut-off for sulfide.
3.	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.
4.	The Effective Date of the Mineral Resource estimate is January 23, 2026.

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The Strong & Harris project resources are summarized in

Table Error! No text of specified style in document.-1.

Table Error! No text of specified style in document.-1: Strong & Harris Mineral Resources

(0.07% Cu cutoff)

Classification	Short Tons (millions)	% Cu	% CuOx	% Zn	oz Ag/ ton	Cu lbs (millions)	CuOx lbs (millions)	Zn lbs (millions)	Ag oz (millions)
Inferred	76.070	0.49	0.32	0.56	0.12	740.0	482.691	855.707	8.971

1.	The Effective Date of the mineral resources is January 23, 2026.
2.	The project mineral resources are shown in bold and are comprised of all model blocks at a 0.07% Cu cutoff that lie within optimized resource pits.
3.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
5.	Rounding as required by reporting guidelines may result in apparent discrepancies between tons, grade, and contained metal content.

The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. Potential risk factors include changes in metal prices, increases in operating costs, fluctuations in labor costs and availability, availability of investment capital, infrastructure failures, changes in government regulations, community engagement and socio-economic community relations, civil disobedience and protest, permitting and legal challenges, and general environmental concerns. However, the author is not aware of any such factors that may materially affect the Gunnison or Strong & Harris mineral resources as of the date of the Report. The impact of taxation was taken into consideration when establishing cut-off grade.

The Mineral Resources presented herein are inclusive of the economic analysis presented in the report which therefore represents a subset of the Mineral Resources under slightly different economic inputs, most notably lower copper price.

Updated Preliminary Economic Assessment Summary

The Project is in Cochise County, Arizona, approximately 65 miles east of Tucson and is held or controlled 100% by GCC. GCC has a successful track record of permitting and community relations. This, along with the fact that the Gunnison open pit has no federal permitting nexus, on flat ground with no identified endangered or threatened species or habitat, and no historical, archaeological, or Native American artefacts identified in prior studies, indicates the Company’s prior permitting track record can be maintained.

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Financial Model – Key Inputs

Financial Model – Key Inputs

DCF MODEL - KEY INPUTS	UNIT	Total	(2)	(1)	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24
Copper Plant – Sulfide Material																												
Gunnison Pit - Material Stacked	Mtons	97.2	-	-	-	-	-	-	-	-	-	-	-	7.7	7.1	7.6	4.6	12.7	8.3	18.3	21.9	1.6	7.7	-	-	-	-	-
Gunnison Pit - Grade - Acid Sol Cu	%	0.11	-	-	-	-	-	-	-	-	-	-	-	0.24	0.16	0.10	0.08	0.11	0.15	0.08	0.05	0.27	0.13	-	-	-	-	-
Gunnison Pit - Grade - Cyanide Sol Cu	%	0.06	-	-	-	-	-	-	-	-	-	-	-	0.02	0.04	0.07	0.10	0.09	0.05	0.07	0.05	0.00	0.07	-	-	-	-	-
Gunnison Pit - Grade - Sulfide Cu	%	0.19	-	-	-	-	-	-	-	-	-	-	-	0.12	0.16	0.19	0.21	0.23	0.21	0.20	0.23	0.11	0.14	-	-	-	-	-
[2] Gunnison Pit - Grade - Total Cu	%	0.37	-	-	-	-	-	-	-	-	-	-	-	0.43	0.37	0.36	0.38	0.44	0.43	0.34	0.32	0.42	0.34	-	-	-	-	-
Strong & H Pit - Material Stacked	Mtons	2.6	-	-	-	-	-	-	-	-	-	-	-	-	0.0	0.9	1.7	-	-	-	-	-	-	-	-	-	-	-
Strong & H Pit - Grade - Acid Sol Cu	%	0.18	-	-	-	-	-	-	-	-	-	-	-	-	0.21	0.22	0.16	-	-	-	-	-	-	-	-	-	-	-
Strong & H Pit - Grade - Cyanide Sol Cu	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Strong & H Pit - Grade - Sulfide Cu	%	0.65	-	-	-	-	-	-	-	-	-	-	-	-	0.38	0.72	0.62	-	-	-	-	-	-	-	-	-	-	-
[2] Strong & H Pit - Grade - Total Cu	%	0.82	-	-	-	-	-	-	-	-	-	-	-	-	0.58	0.93	0.77	-	-	-	-	-	-	-	-	-	-	-
Total - Material Stacked	Mtons	99.8	-	-	-	-	-	-	-	-	-	-	-	7.7	7.1	8.4	6.2	12.7	8.3	18.3	21.9	1.6	7.7	-	-	-	-	-
Total - Grade - Acid Soluble Cu	%	0.11	-	-	-	-	-	-	-	-	-	-	-	0.24	0.16	0.12	0.10	0.11	0.15	0.08	0.05	0.27	0.13	-	-	-	-	-
Total - Grade - Cyanide Soluble Cu	%	0.06	-	-	-	-	-	-	-	-	-	-	-	0.02	0.04	0.06	0.07	0.09	0.05	0.07	0.05	0.00	0.07	-	-	-	-	-
Total - Grade - Sulfide Cu	%	0.21	-	-	-	-	-	-	-	-	-	-	-	0.12	0.16	0.24	0.32	0.23	0.21	0.20	0.23	0.11	0.14	-	-	-	-	-
[2] Total - Grade - Total Cu	%	0.38	-	-	-	-	-	-	-	-	-	-	-	0.43	0.37	0.42	0.49	0.44	0.43	0.34	0.32	0.42	0.34	-	-	-	-	-
Recovery - Acid Soluble Cu	%	90.1	-	-	-	-	-	-	-	-	-	-	-	90.0	90.0	90.5	91.0	90.0	90.0	90.0	90.0	90.0	90.0	-	-	-	-	-
Recovery - Cyanide Soluble Cu	%	90.0	-	-	-	-	-	-	-	-	-	-	-	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	-	-	-	-	-
Recovery - Sulfide Cu	%	59.9	-	-	-	-	-	-	-	-	-	-	-	60.0	60.0	59.8	59.7	60.0	59.9	60.0	60.0	60.0	60.0	-	-	-	-	-
Recovery - Total Cu	%	72.1	-	-	-	-	-	-	-	-	-	-	-	62.5	72.3	69.7	70.6	68.0	75.6	69.0	65.9	180.5	78.1	-	-	-	-	-
Cathode Produced - Acid Soluble Cu	Mlbs	200.4	-	-	-	-	-	-	-	-	-	-	-	29.8	20.4	18.5	12.1	24.1	22.4	25.7	18.6	9.2	17.4	1.3	0.9	-	-	-
Cathode Produced - Cyanide Soluble Cu	Mlbs	106.3	-	-	-	-	-	-	-	-	-	-	-	2.8	5.2	8.8	7.8	19.7	8.2	21.3	19.1	2.1	10.1	0.5	0.5	-	-	-
Cathode Produced - Sulfide Cu	Mlbs	245.6	-	-	-	-	-	-	-	-	-	-	-	8.5	12.4	22.2	23.5	32.5	23.0	39.4	55.1	12.8	13.5	2.0	0.6	-	-	-
Cathode Produced - Total	Mlbs	552.4	-	-	-	-	-	-	-	-	-	-	-	41.1	38.1	49.6	43.4	76.4	53.6	86.4	92.8	24.1	41.0	3.8	2.0	-	-	-
Acid Consumption	Mtons	1.8	-	-	-	-	-	-	-	-	-	-	-	0.1	0.1	0.2	0.1	0.2	0.2	0.4	0.3	0.1	0.1	0.0	0.0	-	-	-
Acid Consumption	lb/ton	36.6	-	-	-	-	-	-	-	-	-	-	-	34.0	36.6	39.5	46.4	28.4	37.4	38.9	31.4	79.9	37.6	-	-	-	-	-
Material Sorter - Tons Sorted to Waste	Mtons	3.1	-	-	-	-	-	-	-	-	-	-	-	0.0	0.0	0.6	1.1	0.2	0.7	0.4	-	0.0	0.0	-	-	-	-	-
Other		-																										
Cement Plant - Limestone Processed	Mtons	79.7	-	-	-	-	-	-	-	0.4	0.9	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	58.4
Cement Plant - Cement Produced/Sold	Mtons	65.3	-	-	-	-	-	-	-	0.3	0.8	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	47.9
Limestone Sold	Mtons	53.1	-	-	-	-	-	-	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5	24.7
Acid Sold	Mtons	21.8	-	-	0.3	0.4	0.3	0.1	0.1	0.1	0.1	0.0	0.0	0.2	0.1	0.3	0.2	0.1	0.2	0.1	0.2	0.1	0.4	0.4	0.4	0.4	0.4	17.2
Units Costs		-																										
Mining - Material Moved	$/ton	1.75	-	-	1.74	1.84	1.92	2.00	1.97	1.91	1.90	1.70	1.96	1.62	1.68	1.80	1.80	1.90	1.98	2.16	2.07	2.17	3.49	-	-	-	-	-
Mining - Material Moved (ex. Def Strip)	$/ton	1.67	-	-	1.53	1.45	1.73	2.00	1.93	1.82	1.75	1.62	1.96	1.51	1.58	1.64	1.80	1.90	1.83	2.16	2.07	2.17	3.49	-	-	-	-	-
Copper Plant - Material Processed	$/ton	3.71	-	-	4.02	4.82	3.81	3.70	3.82	4.05	4.12	3.47	2.80	3.12	3.72	4.39	4.56	4.13	4.12	3.47	3.27	2.26	3.30	-	-	-	-	-
G&A - Material Processed	$/ton	0.26	-	-	0.41	0.48	0.35	0.31	0.32	0.32	0.34	0.28	0.23	0.24	0.28	0.32	0.31	0.24	0.26	0.18	0.12	0.13	0.13	-	-	-	-	-
Cash Cost	$/lb	1.70	-	-	1.29	1.13	1.35	1.77	1.78	1.80	1.74	1.71	1.98	1.59	1.66	1.60	1.73	1.94	1.76	2.21	2.36	2.18	1.11	(2.14)	(6.17)	-	-	-
Sustaining Cash Cost	$/lb	2.00	-	-	1.72	1.62	1.72	2.02	2.02	2.09	2.06	2.00	2.31	1.88	1.96	1.95	1.99	2.17	2.09	2.44	2.58	2.39	1.32	(1.93)	(5.96)	-	-	-
All In Sustaining Cash Cost (AISC)	$/lb	2.05	-	-	1.78	1.68	1.78	2.07	2.08	2.15	2.11	2.06	2.37	1.94	2.02	2.01	2.05	2.23	2.15	2.49	2.63	2.44	1.38	(1.84)	(18.00)	-	-	-

[1]Total recovery calculated as copper cathode produced divided by copper contained in ore stacked in period (i.e. includes impact of 36 month copper recovery curve)

[2]Total copper grade is the sum of acid soluble copper + cyanide soluble copper plus sulfide copper plus unrecoverable copper (not shown)

[3]Cash costs per pound of copper produced are skewed in the final two years due to small amounts of trailing copper production versus acid sale credits and salvage value credits

[4]Year 24 highlighted figures include amounts for years 24 to 70

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Financial Model – Cash Flows by Year

DCF MODEL - CASH FLO'UNIT		Total	(2)	(1)	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24
Revenues - Copper	$M	14,795	-	-	738	775	814	815	814	816	815	815	810	805	812	809	815	809	820	803	675	660	490	61	24	-	-	-
Revenues - Stream Deliveries	$M	(311)	-	-	(19)	(20)	(21)	(21)	(21)	(21)	(21)	(21)	(21)	(13)	(9)	(6)	(16)	(14)	(18)	(14)	(9)	(15)	(10)	(1)	(0)	-	-	-
Revenues - Royalties	$M	(715)	-	-	(47)	(42)	(45)	(37)	(37)	(36)	(36)	(41)	(56)	(36)	(32)	(30)	(41)	(39)	(38)	(36)	(30)	(29)	(22)	(3)	(1)	-	-	-
Opex - Mining	$M	(3,996)	-	-	(174)	(184)	(192)	(210)	(217)	(229)	(228)	(204)	(236)	(194)	(202)	(216)	(215)	(229)	(238)	(259)	(248)	(231)	(89)	-	-	-	-	-
Opex - Mining -Deferred Stripping	$M	186	-	-	22	40	19	-	4	10	18	10	-	14	12	19	-	-	19	-	-	-	-	-	-	-	-	-
Opex - Heap Leach - Oxide	$M	(949)	-	-	(42)	(40)	(45)	(55)	(54)	(54)	(53)	(56)	(57)	(49)	(51)	(45)	(48)	(51)	(50)	(53)	(45)	(52)	(33)	(8)	(5)	-	-	-
Opex - Heap Leach - Sulfide	$M	(200)	-	-	-	-	-	-	-	-	-	-	-	(15)	(14)	(17)	(12)	(25)	(17)	(37)	(44)	(3)	(15)	-	-	-	-	-
Opex - Material Sorting	$M	(212)	-	-	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(11)	(11)	(10)	(10)	(10)	(10)	(10)	(11)	(10)	(10)	(9)	(9)	(9)	-	-	-
Opex - SX/EW	$M	(447)	-	-	(22)	(25)	(26)	(26)	(26)	(26)	(26)	(26)	(25)	(25)	(26)	(25)	(26)	(25)	(19)	(19)	(19)	(16)	(13)	(4)	(3)	-	-	-
Opex - Other Plant Costs	$M	(197)	-	-	(10)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(7)	(7)	(6)	(5)	(2)	(2)	-	-	-
Opex - G&A	$M	(142)	-	-	(9)	(9)	(9)	(9)	(8)	(8)	(8)	(8)	(9)	(9)	(8)	(8)	(7)	(7)	(7)	(7)	(5)	(5)	(3)	(0)	(0)	-	-	-
Opex - Property Tax	$M	(74)	-	-	(3)	(3)	(4)	(4)	(4)	(4)	(4)	(4)	(3)	(3)	(3)	(3)	(4)	(3)	(4)	(3)	(3)	(3)	(2)	(0)	(0)	(1)	(1)	(9)
Opex - Surety Bond Fees	$M	(13)	-	-	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(0)	(0)
Other Income - Acid	$M	1,306	-	-	41	51	36	9	11	11	13	7	4	26	20	35	27	20	21	12	33	12	51	51	51	51	51	666
Other Income - Cement/Limestone	$M	1,785	-	-	(1)	(0)	(1)	(1)	5	7	41	63	67	67	62	43	23	9	59	56	36	50	67	67	67	67	67	860
Other Income - Salvage	$M	63	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	63	-	-	-
Other Expenses - Closure	$M	(57)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(23)	(17)	(17)
Taxes - Federal income	$M	(967)	-	-	-	(15)	(13)	(7)	(4)	(11)	(14)	(34)	(54)	(56)	(61)	(54)	(57)	(58)	(72)	(53)	(43)	(50)	(60)	(19)	(27)	(10)	(11)	(183)
Taxes - State income	$M	(237)	-	-	-	(4)	(3)	(2)	(1)	(3)	(3)	(8)	(13)	(14)	(15)	(13)	(14)	(14)	(18)	(13)	(11)	(12)	(15)	(5)	(7)	(2)	(3)	(45)
Taxes - State severance	$M	(109)	-	-	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(5)	(6)	(6)	(6)	(6)	(6)	(6)	(5)	(4)	(4)	(4)	(0)	(0)	-	-	-
Cash from Ops before WC Cha	**$M**	**9,508**	**-**	**-**	**456**	**495**	**484**	**425**	**434**	**425**	**466**	**464**	**378**	**467**	**456**	**460**	**396**	**343**	**413**	**353**	**268**	**285**	**326**	**127**	**150**	**82**	**86**	**1,271**
WC Changes - Accounts Receivable	$M	-	-	-	(28)	(2)	(1)	(0)	0	(0)	0	0	1	(1)	(1)	(0)	1	0	(0)	0	5	1	6	16	1	1	-	-
WC Changes - Accounts Payable	$M	-	-	-	36	3	4	7	0	3	(0)	2	9	(8)	3	(2)	1	6	1	4	(8)	(4)	(27)	(30)	(9)	5	(1)	(2)
WC Changes - Supplies	$M	-	-	-	(9)	1	(2)	(2)	0	0	1	(1)	(2)	3	(0)	1	(1)	(1)	1	(2)	1	(0)	8	5	0	1	-	-
WC Changes - Cement	$M	-	-	-	0	(0)	0	0	(1)	(0)	(5)	(3)	(1)	(0)	1	3	3	2	(8)	0	3	(2)	(3)	(0)	-	2	0	1
Cash From Operations	**$M**	**9,508**	**-**	**-**	**456**	**497**	**484**	**430**	**433**	**427**	**461**	**461**	**385**	**462**	**458**	**461**	**400**	**350**	**407**	**356**	**269**	**280**	**310**	**118**	**143**	**90**	**85**	**1,270**
Initial Capex - Mining Fleet	$M	(43)	(26)	(17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - Pre Stripping	$M	(238)	(107)	(131)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - Heap Leach	$M	(130)	(52)	(78)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - Material Sorting	$M	(220)	(88)	(132)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - SXEW	$M	(192)	(77)	(115)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - Ancillary + Freight	$M	(106)	(42)	(63)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - Acid Plant	$M	(283)	(113)	(170)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - Owners Costs	$M	(66)	(26)	(39)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - Indirects & Contingency	$M	(279)	(112)	(168)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial Capex - WC Changes	$M	-	97	41	(138)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Plant - Heap Leach	$M	(201)	-	-	(21)	(4)	(38)	(21)	(21)	(21)	(21)	(21)	(17)	(17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Capex - Ore Sorting	$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Capex - SXEW	$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Capex - Ancillary	$M	(11)	-	-	-	-	-	-	-	-	-	-	-	(11)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Capex - Sulfide Copper Pla	$M	(57)	-	-	-	-	-	-	-	-	-	-	-	(57)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Capex - Freight	$M	(16)	-	-	(2)	(0)	(3)	(2)	(2)	(2)	(2)	(2)	(1)	(2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Capex - Cement Plant	$M	(326)	-	-	(0)	(0)	(0)	(113)	(212)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Capex - Indirects & Conting	$M	(72)	-	-	(6)	(4)	(11)	(7)	(7)	(7)	(7)	(7)	(6)	(10)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expansion Capex - WC Changes	$M	-	-	-	4	(3)	7	13	15	(32)	-	-	(1)	11	(15)	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capex - Mining Fleet	$M	(52)	-	-	(0)	(0)	(1)	(5)	(1)	(4)	(1)	(1)	(3)	(1)	(8)	(12)	(6)	(1)	(1)	(5)	(1)	-	-	-	-	-	-	-
Sustaining Capex - Deferred stripping	$M	(186)	-	-	(22)	(40)	(19)	-	(4)	(10)	(18)	(10)	-	(14)	(12)	(19)	-	-	(19)	-	-	-	-	-	-	-	-	-
Sustaining Capex - Cement Plant	$M	(160)	-	-	-	-	-	-	-	(1)	(2)	(3)	(3)	(3)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(74)
Sustaining Capex - WC Changes	$M	-	-	-	3	3	(3)	(2)	0	2	1	(1)	(1)	2	1	2	(4)	(1)	3	(2)	(1)	(0)	-	-	-	-	-	(0)
Cash From Investing	**$M**	**(2,635)**	**(546)**	**(872)**	**(180)**	**(48)**	**(69)**	**(136)**	**(231)**	**(75)**	**(50)**	**(45)**	**(32)**	**(102)**	**(39)**	**(35)**	**(16)**	**(7)**	**(22)**	**(12)**	**(7)**	**(6)**	**(6)**	**(6)**	**(6)**	**(6)**	**(6)**	**(74)**
TOTAL CASH FLOW	**$M**	**6,874**	**(546)**	**(872)**	**275**	**449**	**415**	**294**	**202**	**352**	**411**	**417**	**353**	**360**	**419**	**426**	**384**	**343**	**384**	**343**	**261**	**274**	**304**	**113**	**137**	**85**	**80**	**1,196**
Discount Factor 8.00%			0.962	0.891	0.825	0.764	0.707	0.655	0.606	0.561	0.520	0.481	0.446	0.413	0.382	0.354	0.328	0.303	0.281	0.260	0.241	0.223	0.206	0.191	0.177	0.164	0.152	0.141
Discount Factor 10.00%			0.953	0.867	0.788	0.716	0.651	0.592	0.538	0.489	0.445	0.404	0.368	0.334	0.304	0.276	0.251	0.228	0.208	0.189	0.171	0.156	0.142	0.129	0.117	0.106	0.097	0.088
Discounted Cash Flows NPV 8	**$M**	**1,959**	(525)	(777)	227	343	294	192	122	198	214	201	157	149	160	151	126	104	108	89	63	61	63	22	24	14	12	168
Discounted Cash Flows NPV 1	**$M**	**1,419**	(520)	(756)	217	322	270	174	108	172	183	168	130	120	127	118	96	78	80	65	45	43	43	15	16	9	8	87
Internal Rate of Return	**%**	**22.5%**																										
Payback Period	**#years**	**3.95**																										

Highlighted figures include amounts for years 25 to 74 discounted at 8.00%

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TECHNICAL REPORT AND QUALIFIED PERSONS

The Technical Report was prepared under the supervision of John Woodson, PE, SME-RM, of M3 Engineering & Technology Corporation, Tucson, Arizona, who is a Qualified Person that is independent of the Company. The Technical Report also received contributions from the following additional Qualified Persons, who are also independent of the Company:

●	Mr. John Woodson, of M3 Engineering & Technology Corporation, Tucson, Arizona (capital and operating costs, and economic analysis).
●	Mr. Jeffrey Bickel of RESPEC of Reno, Nevada (geology and mineral resource).
●	Mr. Jacob Richey, of IMC of Tucson, Arizona (mining methods).
●	Mr. Tom Ryan, of CNI of Tucson, Arizona (pit slope angles)
●	Dr. Terence P. McNulty of T.P. McNulty & Associates of Tucson, Arizona (metallurgy).
●	Dr. Abyl Sydykov of M3 Engineering & Technology Corporation, Tucson, Arizona (mineral recovery)
●	Mr. R. Douglas Bartlett, of Clear Creek and Associates of Phoenix, Arizona (hydrology, mining method, permitting and environment).
●	Mr. Tyler Peck, of Burgex Mining Consultants, Sandy, Utah (Limestone and cement)

Each of these Qualified Persons has reviewed and approved the technical information contained in this news release that is relevant to their area of responsibility and verified the data underlying such technical information.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 846.1 million tons with a total copper grade of 0.33% (Measured Mineral Resource of 191.5 million tons at 0.37% and Indicated Mineral Resource of 654.5 million tons at 0.31%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Non-IFRS Financial Measures

This press release contains certain non-IFRS financial measures, including Capex, sustaining capital/capex, sustaining costs, EBITDA, C1 cash costs, free cash flow, and AISC. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance or expected performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS financial measures used in this press release and common to the copper mining industry are defined below.

C1 Cash Cost and Total Cash Operating Cost: C1 cash cost and Total Cash Operating Cost are reflective of the cash cost incurred at each processing stage, from mining through to recoverable copper delivered to the market, net of any by-product credits, including mine operating, process plant operating, and general and administrative costs.

All-in Sustaining Costs (“AISC”): AISC is reflective of all of the expenditures that are required to produce a pound of copper from operations. AISC reported in the PFS includes total cash costs, sustaining capital, expansion capital and closure costs, but excludes corporate general and administrative costs and salvage.

Free Cash Flow or FCF: Free cash flow is net cash flow provided from operating activities less sustaining capital expenditures.

Capital expenditures are classified as either sustaining capital expenditures or expansion capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures including ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less expansion capital expenditures. Expansion capital expenditures represent capital expenditures for major projects, such as new facilities (e.g. cement plant) or to increase initial capacities.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain statements contained in this release constitute forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; the continued funding of the stage 2 work program by Nuton; the details and expected results of the stage two work program; future production and production capacity from the Company’s mineral projects; the results of the 2026 PEA on the Gunnison Project; planned budgets and timelines for future development of the Gunnison Project; and the exploration and development of the Company’s mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, expectations regarding the receipt of 48C tax credits, the estimation of mineral resources, the realization of resource and reserve estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, the Company receives less 48C tax credits than expected, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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